

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2013

Via E-mail
Walter Scott
Chief Executive Officer
GFI Software S.A.
7A, rue Robert Stumper
L-2557 Luxembourg
Grand Duchy of Luxembourg

> **Re:** **GFI Software S.A.**
> **Amendment to Registration Statement on Form F-1**
> **Filed August 16, 2013**
> **File No. 333-184731**

Dear Mr. Scott:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

General

1. We note that you have updated references to several third-party reports cited in the prospectus, including certain market data from IDC and Gartner. Please provide us with the relevant portions of the reports and publications you cite, to the extent not previously provided. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the referenced information, and cross-reference it to the appropriate location in your prospectus.

Principal shareholders, page 138

2. Footnotes 1 and 2 to the table disclaim beneficial ownership except to the extent of the beneficial owners' pecuniary interest. The definition of beneficial ownership set forth in General Instruction F of Form 20-F considers voting power, dispositive power, and economic interest. To the extent that you choose to retain the disclaimer of beneficial ownership, please (i) provide us with a legal analysis supporting your belief that you can disclaim beneficial ownership except to the extent of pecuniary interest, and (ii) revise to disclose who has voting and/or investment power over the disclaimed interest.

Changes in registrant's certifying accountant, page 173

3.   We note the changes made to your disclosure regarding the dismissal of Ernst & Young Malta Limited. Please revise your reportable events disclosure to cover the two most recent fiscal years and subsequent interim period as required by Item 16F(a)(1)(v) of Form 20-F. Additionally, revise your disclosure on page 174 regarding the engagement of Ernst & Young Germany to cover the two most recent fiscal years and subsequent interim period as required by Item 16F(a)(2) of Form 20-F.

GFI Software S.A. Audited Consolidated Financial Statements

Note 3.3 – Summary of significant accounting policies

Revenue recognition, page F-23

4.   We note that you typically recognize license revenue upon sell-in to resellers and distributors. Please revise your disclosure related to returns on page F-28 to describe your policy regarding refunds, returns and rebates to resellers as well as other customers.

Note 13 – Goodwill

Discount rate, page F-51

5.   We note that the discount rate used to estimate the fair value of each CGU is the weighted average cost of capital (WACC). However, we further note that disclosure in your prior Amendment indicated that the discount rate was based upon US Treasury, German government and/or UK government bonds. Please reconcile these inconsistent disclosures.

Unaudited pro forma combined financial statements

Pro forma combined balance sheet, page F-142

6.   We note that you purchased IASO International B.V. for $34.7 million in cash and that you incurred $30.2 million in debt to finance the acquisition. However, we further note that you did not include an adjustment to cash. Please include a reconciliation within the footnotes to your pro forma balance sheet that provides the details of the cash transactions.

7.   We note that your pro forma balance sheet did not include an adjustment for acquisition related costs. To the extent that your expected acquisition related costs were not reflected in the historical balance sheet, please tell us how this presentation complies Rule 11-02(b)(6) of Regulation S-X, which indicates that balance sheet adjustments are not subject to the "continuing impact" notion.

Exhibit 16.1

8.   We note in your exhibit index that your Letter from Ernst & Young Malta was previously filed. However, the letter dated November 19, 2012 specifically references only the amendment dated November 19, 2012. Therefore, please file an updated exhibit 16 letter from your predecessor auditor.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Patrick Gilmore, Branch Chief – Accounting, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or me at (202) 551-3457 with any other questions. If you thereafter require assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
         Ingo Bednarz, General Counsel
         Gordon Caplan, Esq., Willkie Farr & Gallagher LLP